Exhibit 99.1

Aurora Cannabis Provides Corporate Update and Confirms Cannabis 2.0 Roll Out

NYSE | TSX: ACB

  Initial cannabis 2.0 shipments released to 10 provincial regulators; new products have also been made available for order countrywide by Aurora's registered medical patients
  Provides Update on Capital Expenditure Plan Aligned to Long-Term Market Growth
  Network of Strategic Partners Continue to Demonstrate Value and Strong Execution

EDMONTON, Dec. 23, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today provided an update on the readiness of its operations with the introduction of new product formats, recent industry recognitions and updates to existing operations. As a global leader in cannabis revenues, cannabis production, research, innovation and international market development, the Company intends to provide regular updates to its stakeholders in an effort to demonstrate continued transparency and disclosure.

Aurora’s Cannabis 2.0 products have arrived at High Tide’s Canna Cabana location in Swift Current, Saskatchewan (CNW Group/Aurora Cannabis Inc.)

"We have focused our collective efforts to be ready for the successful launch of Cannabis 2.0 as Canada takes the next step in the legalization of newly allowed product forms. We are ready and have launched a diversified portfolio of new product formats and are excited for Canadians to have access to high-quality, safe alternative cannabis products such as edibles, vape pens and other derivatives," said Terry Booth, CEO of Aurora. "We have prudently deployed capital and we believe that we're ready with the appropriate combination of technology, scale and consumer insights to have the right products on store shelves in a timely fashion. This was not an easy task and I would like to thank the entire Aurora team for their collective efforts in getting 2.0 across the goal line in time for our provincial regulators."

Recent Corporate Initiatives

Aurora has taken steps to proactively rationalize capital expenditures, reduce near term debt and bolster liquidity in an effort to position the Company for the long-term success. The previously announced deferral of construction and commissioning activities is expected to conserve approximately $200 million of cash in the near term. Aurora believes that its existing assets are sufficient to meet current demand at a low cost per gram. The company expects to have the flexibility to ramp up projects as global demand dictates.

In late November, the Company also retired $227 million of the $230 million 5% unsecured convertible  debentures that were due in March 2020 with the issuance of shares and thereby preserving cash. Aurora continues to evaluate multiple sources of capital and currently has access to undrawn capacity under a CDN$360 million credit facility with a syndicate of banks, in addition to its US$400 million at-the-market ("ATM") equity distribution program.

Cannabis 2.0 Product Launch

The Company has commenced shipments of initial orders received to 10 of Canada's provincial regulators of Cannabis 2.0 products following December 17, 2019, however most Canadian consumers will likely not see these products on retail store shelves until early January 2020 due to varied retail operations across the country. Patients can now immediately access a variety of the new product formats.

Initially the Company is providing a variety of CBD and THC vape and edible products, such as gummies, chocolates, baked goods and mints. These new cannabis products are being produced at Aurora Sky in Edmonton, Alberta, Aurora River in Bradford, Ontario and Aurora Vie in Pointe-Claire, Quebec. These centres have been outfitted to provide centralized production, packaging, logistics and distribution capabilities. The Company has prioritized its resources to prepare for a successful initial launch and has built inventories to support an ongoing replenishment strategy to help ensure consumers across Canada have access to a diverse portfolio of high-quality derivative products.

The Company encourages Canadian consumers to review Aurora's "Ready for Edibles" campaign, which aims to educate consumers about the responsible consumption of cannabis edibles. The campaign can be seen at cannabis retail outlets across Canada. For more information, visit the Ready for Edibles website.

To learn more about Aurora's upcoming portfolio of new products please click here.

Provincial Regulatory Updates

Aurora commends Premier Ford, Minister Downey and the Government of Ontario for committing to improving the province of Ontario's cannabis retail environment through the open allocation of retail cannabis licensing. The new policy is expected to see the removal of the cap on the number of private cannabis stores in the province as well as thoughtful pre-qualification requirements.

"We applaud this positive step by the Province of Ontario to provide a retail environment which is conducive to a successful system that  provides Canadians with more safe, regulated cannabis products," said Terry Booth, CEO of Aurora.

Recent Executive Appointment

Aurora is pleased to announce that Rick Savone has joined the company as Senior Vice President of Global Government Relations. In this new role, Rick will oversee Aurora's relationships with governments around the world, helping them to create regulations that will allow greater access to medical cannabis products for patients. Over the course of his career Rick has developed deep government relations experience, most recently as the Director General for Global Affairs Canada. Prior to that, Rick was Canada's ambassador to Brazil and has held various other senior level positions with the Department including as consul general in Shanghai.

International Market Developments

Denmark

Aurora has received the very first approval from the Danish Medicines Agency for the import of the Company's Sedamen Softgel capsules into Denmark. Aurora is currently working to obtain an export permit from Health Canada and expects to complete the first shipment from its Aurora Ridge facility in Markham, Ontario in the first calendar quarter of 2020.

Ireland

On December 2, 2019, Aurora announced that one of the Company's oil products has now been approved for use under Ireland's new Medical Cannabis Access Programme ("MCAP"). Aurora's High CBD Oil Drops received approval from the Irish authorities and have now been added to a regulatory schedule by the Irish Minister of Health enabling importation, prescribing and supply under the schedule and is to date, one of only two products to gain such authorization.

Flagship Retail Store Update

Aurora's Experiential Flagship Store Opens in the West Edmonton Mall

The Company's flagship retail store official opened on November 27, 2019 in North America's largest shopping mall. At approximately 11,000 square feet, the location in the West Edmonton Mall combines a retail cannabis store that showcases Aurora brands and an immersive experiential space for cannabis education, events and community engagement. With more than 30 million visitors to the West Edmonton Mall each year, Aurora's flagship is already seeing a combined average of 700 visitors per day. On average, 94% of visitors to the cannabis and accessories store make a purchase. Thus far, the top selling cannabis products have been Aurora's Hybrid and THC Pre-Rolls, Whistlers organic products and the Company's popular cultivar, LA Confidential. To learn more about Aurora's new flagship store, please click here.

Facility Status Updates

Whistler Pemberton Facility Construction Complete

Aurora's wholly-owned subsidiary, Whistler Medical Marijuana Corp. ("Whistler"), recently completed construction of its 62,000 square foot production facility in Pemberton, British Columbia (the "Pemberton Facility"). Construction of the Pemberton Facility commenced April 2018, and is purpose built to European Union Good Manufacturing Practices (EU GMP) standards. The fifteen-room Pemberton facility is Whistler's largest and has a designed capacity of 4,500 kg of premium, organic certified, cannabis per year. The new Pemberton facility also incorporates a public lounge to educate visitors to the region about Whistler and its history of pioneering organic certified cannabis cultivation.

Whistler product is in strong demand from both medical and consumer markets, and its craft production commands a premium brand position and pricing. The additional capacity of the Pemberton facility is expected to enable Aurora to increase the availability of Whistlers organic certified dried cannabis, hand-rolled joints and cannabis. Whistler expects to introduce a new line of organic certified hashish and live rosin cannabis extracts soon.

Aurora Nordic 1 Receives Additional Licensing

Aurora Nordic 1, the Company's 100,000 square foot facility located in Odense, Denmark, with a production capacity of 8,000 kg per year of medical cannabis, recently received a processing and drying license. Aurora has also completed the requisite filings to obtain EU GMP certification of the facility, and expects to receive approval in the first calendar quarter of 2020, which will allow for sale to patients across Europe.

New Extraction Technology Implemented at Aurora River

Aurora River, the Company's 210,000 square foot production facility located in Bradford, Ontario, recently completed installation of new, proprietary extraction equipment to increase the Company's resin extract production capacity for soon-to-be-released premium cannabis derivative products. The highly-advanced, process patented equipment was designed in-house and uses CO2 extraction to process up to 20 kg of plant material per run and is capable of performing two runs per day. Aurora River is already using the new extraction technology for the production of edibles and Aurora's new line of vapes with high-quality cannabis resin from the company's high-THC and high-CBD cultivars.

Aurora Eau Receives Health Canada Processing License

Aurora Eau located in Lachute, Quebec, recently received a Health Canada processing license. In addition to its existing Health Canada license, which authorized cannabis cultivation and sales, the new license allows the facility to process, package and sell dried and fresh cannabis to authorized Canadian retailers. Designed for the cultivation of niche and exotic cannabis varieties and home to Aurora's eastern Canada outdoor grow operation, Aurora Eau is a 48,000 square foot facility with a production capacity of 4,500 kg/ year.

New Automated Packaging Line Installed at Aurora Vie

Aurora Vie located in Pointe-Claire, Quebec, recently commissioned and installed a new automated packaging line, reducing the time it takes to package solid dose cannabis products. The state-of-the-art equipment can package, seal and cap up to 100 bottles per minute and has been used for softgels at the facility since Oct. 31, 2019. The new packaging line is used for cannabis-infused mints, which are made at Aurora Vie and are expected to enter the consumer and medical cannabis markets after December 17, 2019.

Dehulling and Decorticator Arrive at Hempco's Nisku Facility

Hempco's new, state-of-the-art, 56,000 square foot processing facility, which is capable of processing 2.9 million kg per year hemp is nearing completion. The facility, located in Nisku, Alberta, recently commissioned its new dehulling and decorticating equipment. Upon completion in the first calendar quarter of 2020, the new equipment will be capable of dehulling 450 kg/hour of hemp hearts and decorticating 1.5 tonnes per hour of hemp fibre.

Industry Recognition

Aurora Wins Top Prizes at Canadian Cannabis Awards

Aurora took home four top prizes at Lift & Co.'s Canadian Cannabis Awards on November 8, 2019. Awards received at the event included "Top Sativa Flower" for San Rafael '71 Tangerine Dream, "Top Indica Flower" for San Rafael '71 Pink Kush, "Top Cannabis Spray" for Aurora Sativa Oral Spray and "Top Balanced Bottled Oil" for MedReleaf Midnight Oil. Other Aurora family products and companies were also finalists in the "Top Sativa Flower," "Top High CBD Bottled Oil," "Top Cannabis Capsules," "Top Home Growing Box" and "Top Testing Lab" categories.

Strategic Partner Developments

Aurora has a broad partnership portfolio of cannabis and cannabis-adjacent businesses which all provide valuable strategic benefits to Aurora. The benefits include retail footprint and customer insights, product technology/intellectual property, and operational or cost advantages. The Company continuously evaluates the strategic fit of these investments and may choose to monetize investments which are no longer core to the strategic plan.

Alcanna Inc. ("Alcanna")

  Alcanna continues to build-out its cannabis retail store network across Canada with 30 Nova Cannabis locations in Alberta;
  Nova Cannabis' Queen Street West location in Toronto continues to average $400,000 - $500,000 per week in sales – of which Aurora and MedReleaf are the highest selling brands by a wide margin;
  Alcanna is targeting the maximum of 10 stores in Ontario by August 31, 2020 with 10-15 more by year end and to reach the 30-store limit before August 2021.

Capcium Inc.  ("Capcium")

  Capcium is currently in the final stages of construction at its new state-of-the-art production facility with a capacity for up to 10 softgel encapsulation lines capable of producing approximately 2.5 billion softgel capsules annually.
  Capcium recently received its cannabis R&D license for the new facility and will be starting its cannabis R&D laboratories in Q1 2020. Capcium is expecting to obtain its standard processor license by end of Q1 2020.
  Capcium's softgel capsules manufactured for Aurora were the first finished softgel products of a Canadian LP to be approved for sale in an EU country.

Choom Holdings Inc. ("Choom")

  Currently, Choom has 14 stores open and operating and is targeting 20 stores open across Canada by the first quarter of 2020 with two additional cannabis development permits in highly coveted areas of the Greater Vancouver region;
  On December 1, 2019, Choom expanded its executive team with the appointment of Corey Gillon as the company's new Chief Executive Officer, who was also appointed to the Board of Directors. Corey's executive leadership roles were established at Walmart and Aritzia where the corporate strategies he implemented were customer-focused and ensured operational retail development;
  With the recent announcement made by the Alcohol and Gaming Commission of Ontario to move to open market for private cannabis retail, Choom had commenced the process of exercising the option to purchase its branded flagship retail store located in Niagara Falls. With these regulatory changes, Choom expects to expand its footprint in Ontario starting the first quarter of 2020.

CTT Pharmaceutical Holdings Inc. ("CTT")

  On October 6, 2019, Aurora commenced sales of its Dissolve Strips to the Canadian medical market. Dissolve Strips, a novel non-smokable, sublingual cannabinoid delivery technology, were developed in collaboration between CTT and Aurora, who hold a 9% ownership interest;
  Based on the successful market introduction, with the Dissolve Strips selling out in short order, Aurora and CTT are in the process of developing additional SKUs, including CBD infused strips and THC:CBD balanced strips for both the medical and the consumer markets;

EnWave Corporation ("EnWave")

  EnWave has signed a total of 14 royalty-bearing commercial licenses for REV technology in fiscal 2019;
  On December 11, 2019, EnWave announced that in its Fiscal 2019 it generated $42.8 million in revenue, up 88% from $22.8 million in 2018;
  EnWave has sold its innovative REV machines for the drying of Cannabis to Swiss, Australian and New Zealand companies.

High Tide Inc. ("High Tide")

  High Tide expanded its retail cannabis network from 25 branded stores at the end of September to 30 operating locations today, including 27 Canna Cabana stores and 3 KushBar stores located across Alberta, Ontario and Saskatchewan.
  Acquired the remaining 49.9% of its KushBar joint venture, including 3 operating retail cannabis stores and a fourth location currently under construction, all located in Alberta.

Radient Technologies Inc. ("Radient")

  Radient is currently extracting and processing a large inventory of cannabis biomass for Aurora at its Edmonton I cannabis processing facility (designed for 56,000 kg / year throughput capacity). Recovery of cannabinoids is consistently above 90% and as much as 99%. Products have shown high levels of quality and demonstrated extended "shelf life," with negligible cannabinoid degradation over multiple months.
  Radient's Edmonton II hemp processing facility, designed to process 420,000 kg / year of hemp, is on track for completion at the end of calendar 2019. Additional commissioning and validation work is expected to commence in early calendar 2020, after licensing is granted by Health Canada. Radient's Edmonton III facility ("Edmonton III"), with construction well underway, is expected to begin operations in the second half of calendar 2020, scaling up to its intended full capacity of 280,000 kg/ year of cannabis and 2.8 million kg/ year of hemp thereafter.
  Radient's Germany facility ("Germany") will be commissioned in two phases. The first phase, a leased production facility that is being built to suit cannabis extraction, is now under way. Phase one capacity and throughput will be 200 kg/ day, processing either hemp or cannabis biomass. The second phase will be the expansion of capacity on a site adjacent to the facility noted in the aforementioned first phase, scaling up to a throughput capacity of 280,000 kg/ year of cannabis, and 2.8 million kg/ year of hemp.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions.  Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 23-DEC-19